May 8, 2009

Mr. Terence O’Brien

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 7010

Washington, D.C. 20549-7010

Re:

Legg Mason, Inc.

Form 10-K for the Year Ended March 31, 2008

Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September 30, 2008 and December 31, 2008

File No. 1-8529

Dear Mr. O’Brien:

We are in receipt of your comment letter dated April 30, 2009 and respond below to the comments as requested.  Text in italics indicates intended disclosure for future filings whereas non-italic text is explanation that is not intended for disclosure in future filings.

Form 10-K for the Fiscal Year Ended March 31, 2008

1.  Summary of Significant Accounting Policies, Page 70

Intangible Assets and Goodwill, page 72

Comment 1:

In future filings, please include in your accounting policy footnote the level at which you have identified your reporting units along with an explanation as to how you arrived at your conclusion (i.e., segment management does not receive discrete financial information at the advisory affiliate level to manage the operating segments).  In this regard, please refer to your responses to comments 4 and 5 in our letter dated March 5, 2009.  Please provide us with the disclosure you intend to include in your fiscal year 2009 Form 10-K and thereafter.

Response:

In future filings, within the Summary of Significant Accounting Policies of the notes to our consolidated financial statements, under the heading “Intangible Assets and Goodwill”, we will replace the previous sentence regarding reporting units with the following:

Goodwill is deemed to be recoverable at the reporting unit level, which is also our operating segment level that Legg Mason defines as the Americas and International divisions.  This results from the fact that operating segment managers manage the business at the division level and do not regularly receive discrete financial information, such as operating results, at any lower level, such as the advisory affiliate level.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

Comment 2:

We note in your response to comment 4 in our letter dated March 5, 2009, that you have revised your management structure so that you will have two operating segments, Americas and International, as of March 31, 2009.  Please ensure that you provide investors with a comprehensive discussion and analysis for this revision, including the specific reasons for the revision and how the revision is expected to impact your business.  Please also provide a discussion as to how segment management intends to manage the two new operating segments.

Response:

In future filings, within the Executive Overview of Management’s Discussion and Analysis, we will add the following:

We operate in one reportable business segment, Asset Management.  In connection with changes to our executive management during fiscal 2009 and a desire to expand multi-channel distribution capabilities and to better align our resources to access new growth opportunities, we realigned our management responsibilities.  As a result, we now manage our business in two divisions or operating segments, Americas and International, which are primarily based on the geographic location of the advisor or the domicile of fund family.  Our division managers report directly to our Chief Executive Officer. The Americas Division consists of our U.S. -domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization.  Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S.  We believe this structure will provide greater focus and allow us to maximize distribution efforts and more efficiently take advantage of growth opportunities locally and abroad.

Prior to this change we had three divisions or operating segments, Wealth Management, Managed Investments and Institutional.  Presentation of all previously reported amounts have been conformed to the new management structure.

Results of Operations, Page 32

Comment 3:

We note your response to comment 10 in our letter dated March 5, 2009.  It remains unclear to us how you determined that MD&A in your third quarter of fiscal year 2009 Form 10-Q should not have been expanded to address the examples noted in our comment or other factors that were specifically noted in your press release and/or discussed in your conference call that were not included within MD&A.  As previously noted, your discussion and analysis of your results of operations is to provide investors with insight into the specific, material factors currently affecting your operating results and may affect your operating results in the future as seen through the eyes of management.  Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for more detailed guidance.  In this regard, it is unclear how your actions to aggressively cut operating costs were adequately discussed within MD&A in your Form 10-Q.   MD&A’s discussion of your compensation and benefits primarily attributes the decline to lower revenues and market losses on invested assets without specific disclosure of the status of your aggressive cost cutting measures that will result in $135 million in realized, sustainable savings by March 31, 2009, especially considering it was one of the points raised by Mark R. Fetting regarding your third quarter of fiscal year 2009.  In addition, it is unclear how plans for a major reorganization of your U.S. mutual fund portfolio are not important information that should be disclosed and analyzed within MD&A.  We assume that this is a major development that is reasonably likely to materially impact future operating performance.  Regarding Permal’s introduction of a 90-95 day notice period for redemptions due to a surge in redemptions during October, as noted by Mark R. Fetting during the third quarter earnings call, it is also unclear why this is not material information for investors.  In further support of the importance of this disclosure, the first question raised during the third quarter earnings call was regarding Permal’s new redemption policy.  Please note that these are just a few examples noted and not a comprehensive list.  In future filings, please ensure your discussion and analysis within MD&A provides investors with an understanding of all the material factors that impacted your historical operating results but also the material factors that are reasonably likely to impact your future operating results.

Response:

In future filings, in addition to providing investors with an understanding of all the material factors that impacted our currently-reported operating results, within management’s discussion and analysis, we will provide enhanced disclosure for cost saving efforts, changes in Permal’s redemption policies and other known factors that are reasonably likely to materially impact our future operating results.  Our current assessment is that any U.S. mutual fund reorganization will not be material to future operating results and therefore, no related disclosure is intended.

Critical Accounting Policies, page 49

Intangible Assets and Goodwill, page 50

Goodwill, page 52

Comment 4:

We note the revised disclosures you intend to include in future filings in response to comment 14 in our letter dated March 5, 2009.  Please further revise your disclosure to specifically state the six year average annual growth rate and the long-term annual growth rate included in the discounted cash flow model used during the previous goodwill impairment test for both the managed investments and wealth management reporting units as you did for the discount rates used.  This disclosure will allow an investor to better understand the impact the factors that occurred during the third quarter of fiscal year 2009 had on your assumptions.  Further, while we note your disclosures regarding the percentage by which projected cash flows would need to deviate by or the percentage the discount rate would need to increase by to result in an impairment, there continues to be a concern that investors may not fully understand the risk of a reasonably likely, material impairment charge.  Providing investors with sensitivities based on other reasonably likely inputs that could have been assumed at the balance sheet date would give investors transparent disclosure regarding the sensitivity of your assumptions and the specific impact the reasonably likely assumptions would have had on your consolidated financial statements.  For example, consider disclosing other reasonably likely inputs for your six year average annual growth rate, long-term annual growth rate, and discount rate along with the impact these assumptions would have had on your goodwill impairment test (i.e., using these reasonably likely assumptions would have resulted in $xxx million impairment charge rather than the $xxx million impairment charged recognized).  Please provide us with the disclosures you intend to include in future filings.

Response:

In future filings, within Management’s Discussion and Analysis, under the heading “Critical Accounting Policies” and relating to the Wealth Management Division, we will disclose that the current six year average annual growth rate of approximately 4.0%, with a long-term annual growth rate of approximately 8% compared to prior average growth rates of 5.3% and 10.0%, respectively.

Also, to further clarify the sensitivity of the Wealth Management Division to a reasonably likely, material impairment charge, we will add the following sentences to the related paragraph:

Actual results will invariably differ from our assumptions, the impact of which could be material to the financial statements.  Goodwill is the residual value of a reporting unit after all other identifiable assets in that reporting unit have been valued, including management contract intangible assets.   If goodwill has been determined to be impaired, variances in assumptions that impact the value of the reporting unit will generally also impact the values of identifiable assets within the reporting unit before, and to a greater extent than, they impact goodwill. For example, if our growth assumptions for the Wealth Management Division and all its related intangible assets were decreased for all periods by 1%, the goodwill impairment charge recorded for the division would have only increased by less than 2%, because the other intangible assets within the division would have correspondingly decreased in value.  Likewise, if the discount rate for the Wealth Management Division and all its related intangible assets had been 15.7% (1% higher), the goodwill impairment charge recorded for the division would have increased by less than 2%.

We do not believe sensitivity analysis around the fair value of our Managed Investments Division has continuing relevance because with our adoption of a new management structure (Americas and International), we will no longer evaluate the carrying value of the former Managed Investments Division; therefore, no further related disclosures are intended.  The fair value of each of our new reporting units exceeds their respective carrying value by more than 50%.

In connection with our response to your comment letter, we acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,

/s/ Charles J. Daley, Jr.

Charles J. Daley, Jr.

Chief Financial Officer,

Senior Vice President and Treasurer

cc: Tracey Houser, U.S. Securities and Exchange Commission, Division of Corporation Finance